David S. Hunt, P.C.

July 6, 2020	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re:        Acquired Sales Corp.

Registration Statement on Form S-1
Filed August 2, 2019
File No. 333-232985

Ladies and Gentlemen:

On behalf of Acquired Sales Corp. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated August 29, 2019 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Gerard M. Jacobs, the Company’s Chief Executive Officer, relating to the Registration Statement on Form S-1 (the “Registration Statement”).  Today, the Company filed its first amendment to the Registration Statement. The responses set forth below are based upon information provided to me by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  Page numbers referred to in the responses reference the applicable pages of the original Registration Statement file in 2019.

Since your comment letter, the Company ended up terminating its plans to acquire CBD Lion, but did complete its planned acquisition of Lifted Liquids. The comments, though directed toward the proposed CBD Lion acquisition, remained relevant to the Lifted Liquids acquisition and the Registration Statement was amended accordingly. Consistently, the Company has worked with the Staff on the Company’s Definitive Information Statement on Schedule 14C filed in connection with the acquisition of Lifted Liquids. A preliminary version of that information statement was cleared and the definitive version was filed with the SEC on January 31, 2020. This registration statement was drafted in a manner that conforms with the relevant section of that Definitive Information Statement as filed. In response to your comments, we advise you as follows:

Registration Statement on Form S-1

Cover Page

1.   We note that there is no established public trading market for your common stock. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement, to revise the fourth paragraph under the Section entitled “Preliminary Prospectus” as follows (marked to show changes):

The Selling Stockholders may sell the Shares described in this prospectus in a number of different ways and at varying prices. The prices at which the Selling Stockholders may sell the Shares in this offering will be determined by the prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale ~~for the shares of our common stock~~ or in negotiated transactions. See “Plan of Distribution” for more information about how the Selling Stockholders may sell the Shares being registered pursuant to this prospectus. The Selling Stockholders may be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

In further response to the Staff’s comments, the Company has amended the Registration Statement, to replace, in its entirety, on page 45 with the below:

The selling stockholders identified in this prospectus may offer the shares of our common stock at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” for additional information.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 32

2. Please disclose whether your current capital resources is sufficient to fund your planned operations for the next twelve months. To the extent you do not have sufficient capital to fund your current operations and plans for expansion of operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.

Response:  In response to the Staff’s comment, the Company has amended its Management's Discussion and Analysis Liquidity and Capital Resources. This disclosure is now on Page 50 of the current amendment.

Business, page 35

3. In your definitive merger agreement to acquire 100% of CBD Lion LLC, you indicate that will change your name to CBD Lion Corp. Please revise this section to provide a more detailed discussion of your plan of operation or business plan for the combined business following the merger.

Response:  In response to the Staff’s comment, the CBD Lion, LLC acquisition did not occur. The Company did end up acquiring Lifted Liquids. The Company was guided by this comment and detailed discussion of its plan of operation or business plan for the combined business following the merger. These disclosures were also made in the Definitive Information Statement filed on January 31, 2020. This disclosure is now on Page 56 of the current amendment.

Letter of Intent – CBD Lion LLC, page 35

4. We note in your Form 8-K furnished on August 20, 2019, that you signed a definitive merger agreement to acquire 100% of CBD Lion LLC. Please provide us with a comprehensive analysis that specifically addresses (i) the remaining steps to complete the merger, (ii) whether the assets and assumed liabilities to be acquired meet the definition of a business, (iii) significance of the acquiree and (iv) whether the consummation of the business acquisition is probable. Refer to Rule 8-04 of Regulation S-X. Please also address the need for pro forma financial information pursuant to Rule 8-05 of Regulation S-X.

Response:  In response to the Staff’s comment, the CBD Lion, LLC acquisition did not occur. The Company did end up acquiring Lifted Liquids. To the extent still applicable, the Company was guided by this comment in the company’s amended filing. These disclosures were also made in the Definitive Information Statement filed on January 31, 2020. This disclosure is now on Page 56 of the current amendment.

Executive Compensation, page 41

5. Please revise the Summary Compensation Table to include disclosure for individuals who were the two most highly compensated executive officers other than the principal executive officer. It is unclear whether William Jacobs earned any compensation in 2018. Refer to Item 402(m)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement to include the two most highly compensated executive officers other than the principal executive officer and clarify William Jacobs 2018 compensation. This disclosure is now on Page 76 of the current amendment.

Principal Stockholders, page 46

6. Your beneficial ownership table appears to account for the shares of common stock underlying the shares of Series A and Series B Preferred Stock in calculating the amount and percentage of the outstanding common stock beneficially owned by the identified shareholders. Please revise to separately disclose the beneficial ownership of each class of outstanding shares and clarify the beneficial ownership percentages. In that regard, the table currently indicates that your officers and directors hold 149.9% of the voting power of the company. Refer to Item 403(a) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement to separately disclose the beneficial ownership of each class of outstanding shares and add a column for the total voting power for each member of management and principal stockholder. The Company also now includes a post-merger beneficial ownership table. We believe that the disclosure is accurate under Item 403(a) of Regulation SK. The Company contends that the table is created in accordance with Rule 13d-3(d)(1) under the Exchange Act 17 (CFR 240.13d-3(d)(1) as set out in the instructions to Item 403 that states that “[t]he percentages are to be calculated on the basis of the amount of outstanding securities…plus securities deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act 17 (CFR 240.13d-3(d)(1)).” In this filing, the preferred shares are deemed to be converted into common stock shares. The beneficial ownership over shares to which members of management have voting control is also included in that calculation. This disclosure is now on Page 84 of the current amendment.

Exhibits and Financial Statement Schedules, page 55

7. It appears that you are incorporating information by reference into your registration statement but do not meet the requirements set forth in General Instruction VII to Form S-1. Specifically, it appears that you have been a blank check company as defined by Rule 419(a)(2) within the past 3 years or a shell company as defined by Rule 405. Accordingly, please amend the registration statement to include all disclosure and exhibits required by Form S-1.

Response:  In response to the Staff’s comment, the Company has filed an amendment to the Registration Statement, to amend the registration statement to include all disclosure and exhibits required by Form S-1. This exhibits are now enumerated on Page 171 of the current amendment.

General

8. It appears you may be a "blank check" company under Rule 419(a)(2) of the Securities Act of 1933. We note, for example, that you had no revenues in 2017 and 2018, you were "formed as a British Virgin Islands corporation to use as a vehicle for raising equity abroad in order to acquire assets in the future," you have "yet to commence operations," and "[t]he business plan of the Company is dependent on identifying and completing acquisitions of targeted companies." Please revise to disclose your status as a blank check company and provide details regarding compliance with Rule 419 in connection with any registered offering of your securities.

Response:  In response to the Staff’s comment, the Company does not agree that it is a blank check company. At no place in the registration statement does the Company indicate that it was "formed as a British Virgin Islands corporation to use as a vehicle for raising equity abroad in order to acquire assets in the future." Moreover, the registration statement does not disclose that the Company has "yet to commence operations," nor that "[t]he business plan of the Company is dependent on identifying and completing acquisitions of targeted companies." The management of the Company does not believe any of the foregoing to be accurate. The Company is not a blank-check company and Rule 419 does not apply. The Company has a specific business plan that has been described in its public filings and is taking steps to move that plan forward. As indicated in the section of the subject registration statement entitled “Description of the Business of Acquired Sales Corp. - Business Overview”, the Company states that:

Organized in 1986, we have spent the last decade focusing on the acquisition and development of existing businesses. Our business currently involves acquiring all or a portion of operating businesses involving the manufacture, sale and distribution of cannabinoid-infused products such as beverages, lotions, oils, hemp joints and cigarettes, tinctures, bath bombs, balms, body washes, gummies, food, other edibles, and non-prescription cannabinoid formulations (a “Canna-Infused Products Company”). Our business also involves selling and distributing hand sanitizer, and potentially other personal protective equipment, during the pendency of the COVID-19 pandemic, and possibly longer.

In order to consummate a particular acquisition of a Canna-Infused Products Company, management of the Company is open-minded to the concept of also acquiring all or a portion of one or more operating businesses and/or assets that are related to such Canna-Infused Products Company, for example operating businesses and/or assets involving distilled spirits, beer, wine, paraphernalia and real estate. In addition, management of the Company is open-minded to the concept of acquiring all or a portion of one or more operating businesses and/or assets that are considered to be “essential” businesses which are unlikely to be shut down by the government during pandemics such as COVID-19.

To date, we have acquired 100% of the ownership interests in one Canna-Infused Products Company d/b/a Lifted Made, 4.99% of the ownership interests in a second Canna-Infused Products Company called Ablis Holding Company ("Ablis"), and 4.99% of the ownership interests in two other businesses that manufacture distilled spirits called Bendistillery Inc. ("Bendistillery") and Bend Spirits, Inc. ("Bend Spirits").

Based on the foregoing, the Company does not intend to revise the subject registration statement to characterize itself as a blank check company or provide details regarding compliance with Rule 419 in connection with the resale registration of the Company’s securities.

9. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which one or more of the selling shareholders are underwriters selling on your behalf. As part of your response, please indicate whether any of the selling stockholders, including ZIE Partners LLC, are broker-dealers or affiliates of broker-dealers. For guidance, please see Question 612.09 of the Division´s Securities Act Rules Compliance & Disclosure Interpretations.

Response:  The Company believes that due to the passing of time, dilutive events and a reduction of the shares subject to registration by 70%, the proposed transaction described in the registration statement can be appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i) as set out below. The analysis is guided by Question 612.09 of the Division´s Securities Act Rules Compliance & Disclosure Interpretations:

a. Who Receives The Proceeds. In the present case, the selling stockholders receive the proceeds. Not the company. This weighs in favor of deeming the registration as a secondary offering.

b. How Long The Selling Shareholders Have Held The Shares. The stockholders have now held their shares for, in many cases, over 1.5 years. In addition, the Company believes that all of the subject shares are eligible to be sold under the Rule 144 safe-harbor to Section 4(a)(1) of the Securities Act of 1933. This weighs in favor of deeming the registration as a secondary offering.

c. The Circumstances Under Which They Received Them. The subject shares were acquired in private placements, the stockholders took full market risk, the stockholders represented that the shares were being purchased for their own account. This weighs in favor of deeming the registration as a secondary offering.

d. Their Relationship To The Issuer. In this case, Thomas W. Hines is a director, but seeks to register only 162,000 shares which is 2.5% of the Company’s outstanding shares. All other proposed selling stockholders are passive investors without a close relationship with, or a relationship of influence over, the Company. This includes ZIE Partners LLC a holder of more than 10% of the Company’s outstanding shares. The Company does not currently consider any of its shareholders who are not directors or executive officers of the Company, including any such shareholders owning 10% or more of the Company’s common stock, to be “affiliates” of the Company. The Company considers the term “affiliate” as defined in Rule 405 of the Securities Act of 1933. This weighs in favor of deeming the registration as a secondary offering.

e. The Amount Of Shares Involved.  We are proposing to register an amount of common stock securities, 2,014,500, that is 31.1% of the 6,640,236 shares of Company stock currently outstanding. This weighs in favor of deeming the registration as a secondary offering.

f. Whether The Sellers Are In The Business Of Underwriting Securities. Mr. Hines is a registered investment advisor. We do not believe that any selling stockholder, including Mr. Hines, is a registered broker, underwriter, FINRA member or regulated by FINRA.  All shareholders are arms-length investors and none are in the business of underwriting securities. This weighs in favor of deeming the registration as a secondary offering.

g. Whether Under All The Circumstances It Appears That The Seller Is Acting As A Conduit For The Issuer. The sellers are not acting as a conduit for the Company. They have held their shares for a long enough period to be eligible to sell their shares under an exemption, including the Rule 144 safe harbor to Section 4(a)(1). No sales proceeds are required to return to the Company. The sellers have indicated no intention to make further investments in the Company’s securities. This weighs in favor of deeming the registration as a secondary offering.

10. We note that you hold non-controlling interests in Ablis, Bendistillery, and Bend Spirits representing 100% of your assets (exclusive of cash or cash equivalents). We further note your disclosure that a "significant component of our growth strategy focuses on acquiring minority or majority equity ownership interests in CBD-Infused Products Companies." Section 3(a)(1)(C) of the Investment Company Act of 1940 defines "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer´s total assets (exclusive of Government securities and cash items) on an unconsolidated basis." Please provide us with a written response analyzing whether you are an investment company under the 1940 Act. If you determine that you are an investment company: (1) explain why you are not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for your reliance upon any exemption or exclusion from the definition of investment company under the 1940 Act); or (2) if no exemption or exclusion from the definition of investment company is available to you, explain what action you have taken or plan to take, either to fall outside of that definition, or to register as an investment company.

Response:  In response to the Staff’s comment, the Company does not believe that it is “in the business of” investing, reinvesting, owning, holding, or trading in securities as defined Section 3(a)(1)(C) of the Investment Company Act of 1940. The Company owns 100% of Lifted Liquids and Acquired Sales' management is involved in managing and contributing to Lifted Liquids. Due to the completion of the acquisition of Lifted Liquids, Acquired Sales' minority ownership of Ablis, Bendistillery, and Bend Spirits quantitatively falls outside of the 40% of total assets threshold set out in Section 3(a)(1)(C) of the 1940 Act. The Company has total assets of $26,010,704 versus a total booked value of $1,896,200, or 7.3%, for its total holdings in Ablis, Bendistillery, and Bend Spirits.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Jan Woo, Securities and Exchange Commission

Ryan Rohn, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Gerard M. Jacobs, Acquired Sales Corp.

William C. Jacobs, Acquired Sales Corp.